William E. Cooper

Attorney at Law

9630 Clayton Road
Saint Louis, Missouri 63124
314-581-4091   bcooper@alliedcos.com

August 16, 2013

Ronald E. Alper, Esq.
Staff Attorney
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:           Goldfields International Inc.
Form 10-K for the Fiscal Year Ended January 31, 2013
Filed April 25, 2013
File No. 000-49996

Dear Mr. Alper:

As counsel for Goldfields International Inc. (“Goldfields” or the “Company”), I have been asked to review your comments to the Form 10-K for the fiscal year ended January 31, 2013. We appreciate your review to assist and enhance the overall disclosure in our Exchange Act Filings. This letter sets forth the responses of the Company to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“SEC”) dated August 7, 2013, with respect to the above referenced Form 10-K filing. The references to the comment letter have been shown in bold face for convenience, and the Company’s responses are set forth below the reference.

FORM 10-K FOR THE YEAR ENDED JANUARY 31, 2013

Comment:

Risk Factors, page 7

1. Please disclose whether your sole officer and director has visited your claims, and if so, when and for how long. If he has not visited your claims, please add related risk factor disclosure.

Response:

The Company respectfully submits to the Staff that one property option is owned and is located in the Plomosa Mountain region (the "Plomosa Property"), as more further detailed on Page 10 of Form 10-K. Mr. Kehmeier, the CEO/President, has not visited the Plomosa Property although Jared Beebe, a Director of the Company and experienced professional geologist with an extensive background in mineral exploration, has travelled and physically examined the Plomosa Property during the fiscal year ended January 31, 2013. Mr. Beebe earned a Bachelor of Science degree in Geology from Metropolitan State College, Denver, Colorado, in 1981. He is a member of the Association of Applied Geochemists, the Geological Society of Nevada, the Ordre du Géologues du Québec, and the Society of Economic Geologists. We would suggest this obviates the need for a risk factor.

Ronald E. Alper, Esq.
United States Securities and Exchange Commission

Comment:

2.  Please disclose whether your property has been physically examined in the field by a professional geologist or mining engineer. If not, please add a risk factor that addresses the fact that your property has not been examined, detailing the risks to your investors.

Response:

The Company respectfully confirms to the Staff that Mr. Beebe, a Director of the Company and experienced professional geologist with an extensive background in mineral exploration, has travelled and physically examined the Plomosa Property during the fiscal year ended January 31, 2013. His credentials are described above. We would suggest this obviates the need for a risk factor.

Comment:

Item 2. Description of Properties, page 9

Plomosa Mountain Property, page 9

3.  We note the reference to the property option agreement between you and Horizon Exploration. This appears to be a material agreement that is required to be filed as an exhibit pursuant to Item 601(b)(10)(ii)(A) and (B) of Regulation S-K. Please file a copy of this agreement as an exhibit to your amended filing.

Response:

The Company respectfully confirms to the Staff that in accordance with Item 601(b)(10)(ii)(A) and (B) of Regulation S-K, the annual report will be amended to include the Property Option Agreement between Goldfields and Horizon Exploration as an Exhibit.

Comment:

Description and Location of the Plomosa Mountain Property, page 10

4.  We note your Plomosa Mountain property consists of 31 unpatented mining claims and these claims cover a total acreage of 682 acres. We understand that the maximum acreage of a mining claim is 20.66 acres. Please explain this variance and modify your filing.

Response:

The Company respectfully acknowledges that a clerical error existed in the Form 10-K wherein the total acreage of the mining claims was reflected as 682 acres and should have been reflected as approximately 640 acres.

Ronald E. Alper, Esq.
United States Securities and Exchange Commission

Comment:

5. Please disclose the following information for each of your properties:

•	Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.
Response:

The Company respectfully directs the Staff's attention to Page 9 of the Form 10-K, specifically:

"Effective August 1, 2012, Goldfields International Inc. (the “Company”) executed a Property Option Agreement (the “Agreement”), with Horizon Exploration, a third party (the “Optionor”) granting the Company the exclusive option to an undivided right, title and interest in the Plomosa Mountain Property ( the “ Property”), located in the Plomosa Mountain Range, La Paz County, Arizona. Simultaneous with the execution and delivery of the Agreement, the Company issued Thirty Five Million (35,000,000) Shares of its fully paid and non-assessable Restricted Common Stock and paid Fifteen Thousand Dollars ($15,000 USD) to the Optionor."

Comment:

•
Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area of your properties.

Response:

The Company respectfully directs the Staff's attention to Page 10 of the Form 10-K, specifically:

"The Property claims are located in sections 29, 30, 31, 32 of 6N, R17W G&SR B&M, in La Paz County, Arizona. This property lies in the historic Plomosa District, 11 miles northeast of the town of Quartzite, Arizona and approximately 150 miles southeast of Las Vegas, Nevada."

Comment:

•
The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

Ronald E. Alper, Esq.
United States Securities and Exchange Commission

Response:

The Company respectfully directs the Staff's attention to Page 10 of the Form 10-K, specifically:

"In order to earn a 100% interest in the Property, the Company must pay the Optionor and incur expenditures relating to exploration and mining operations in accordance with the following schedule: (i) on or before August 1, 2013, $20,000 to Optionor and incur $100,000 in expenditures incidental to the exploration and mining operations; (ii) on or before August 1, 2014, $20,000 to Optionor and an additional $100,000 in expenditures; (iii) on or before August 1, 2015, $30,000 to Optionor and an additional $150,000 in expenditures; (iv) on or before August 1, 2016, $40,000 to Optionor and an additional $200,000 in expenditures; and (v) on or before August 1, 2017, $50,000 to Optionor and incur an additional $250,000 in expenditures. Since payment obligations are non-refundable, if we do not make all required payments, we will lose all payments made and our rights to the properties. If all said payments are made, then we will acquire all mining interests in the property subject to a 3% net smelter royalty.

The Optionor retains a 3% royalty of the aggregate proceeds received by the Company from any smelter or other purchaser of any ores, concentrates, metals or other material of commercial value produced from the property, minus the cost of transportation of the ores, concentrates or metals, including related insurance, and smelting and refining charges, including penalties.

Both the Company and Optionor have the right to assign, sell, mortgage or pledge their rights in the Agreement or on the property.

The Agreement will terminate if the Company fails to comply with any of its obligations in the Agreement and fails to cure such alleged breach. If the Company gives notice that it denies a default has occurred, the matter shall be determined finally through such means of dispute resolution as such matter has been subjected to by either party. The Agreement provides that all disputes shall be resolved by a sole arbitrator under the rules of the Arbitration Act of Arizona. The Company also has the right to terminate the Agreement by giving notice to Optionor."

Comment:

•	The area of your claims, either in hectares or in acres.

Response:

The Company respectfully directs the Staff's attention to Page 10 of the Form 10-K, specifically:

"The 682 acre Plomosa Mountain Property (the “Property”) consists of 31 unpatented mining claims in the Plomosa Mountain range in the northwest area of the State of Arizona, located in the fairway tract of the world famous Walker Lane Gold Trend. The Walker Lane has historically produced over 50 million ounces of gold and 400 million ounces of silver."

Ronald E. Alper, Esq.
United States Securities and Exchange Commission

Note, that we will be amending the 682 acre number to “approximately 640 acres”.

Additionally, please refer to the Company's response to Comment 4 of this letter.

Comment:

6.   Please disclose the information required under paragraph (b) of Industry Guide 7 for all your material properties. For any properties identified that are not material, please include a statement to that effect, clarifying your intentions. For each material property, include the following information:

•	The location and means of access to your property, including the modes of transportation utilized to and from the property.
Response:

At the time of filing the Annual Report, the Company had acquired the exclusive option to one property, the Plomosa Property. The Company respectfully directs the Staff's attention to Page 10 of the Form 10-K, specifically:

"The Property is easily accessed via Plomosa road which is paved with gravel inroads. The Property claims are located in sections 29, 30, 31, 32 of 6N, R17W G&SR B&M, in La Paz County, Arizona. This property lies in the historic Plomosa District, 11 miles northeast of the town of Quartzite, Arizona and approximately 150 miles southeast of Las Vegas, Nevada."

Comment:

•	Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.

Response:

The Company respectfully directs the Staff's attention to Page 10 of the Form 10-K, specifically:

"In order to earn a 100% interest in the Property, the Company must pay the Optionor and incur expenditures relating to exploration and mining operations in accordance with the following schedule: (i) on or before August 1, 2013, $20,000 to Optionor and incur $100,000 in expenditures incidental to the exploration and mining operations; (ii) on or before August 1, 2014, $20,000 to Optionor and an additional $100,000 in expenditures; (iii) on or before August 1, 2015, $30,000 to Optionor and an additional $150,000 in expenditures; (iv) on or before August 1, 2016, $40,000 to Optionor and an additional $200,000 in expenditures; and (v) on or before August 1, 2017, $50,000 to Optionor and incur an additional $250,000 in expenditures. Since our payment obligations are non-refundable, if we do not make all required payments, we will lose all payments made and our rights to the properties. If all said payments are made, then we will acquire all mining interests in the property subject to a 3% net smelter royalty.

Ronald E. Alper, Esq.
United States Securities and Exchange Commission

The Optionor retains a 3% royalty of the aggregate proceeds received by the Company from any smelter or other purchaser of any ores, concentrates, metals or other material of commercial value produced from the property, minus the cost of transportation of the ores, concentrates or metals, including related insurance, and smelting and refining charges, including penalties.

Both the Company and Optionor have the right to assign, sell, mortgage or pledge their rights in the Agreement or on the property.

The Agreement will terminate if the Company fails to comply with any of its obligations in the Agreement and fails to cure such alleged breach. If the Company gives notice that it denies a default has occurred, the matter shall be determined finally through such means of dispute resolution as such matter has been subjected to by either party. The Agreement provides that all disputes shall be resolved by a sole arbitrator under the rules of the Arbitration Act of Arizona. The Company also has the right to terminate the Agreement by giving notice to Optionor."

Comment:

•	A brief description of the rock formations and mineralization of existing or potential economic significance on the property.

Response:

The Company has recently acquired the property option and are in the process of determining whether there is a potential for commercially exploitable reserves of gold and silver or other metals. The Company respectfully directs the Staff's attention to Page 10 of the Form 10-K as further outlined below.

"The Company plans to utilize all historical work performed to date in the region and to conduct rock sampling and assaying, for the purpose of developing a detailed exploration program."

Comment:

•	A description of any work completed on the property and its present condition.

•	The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.

•	A description of equipment, infrastructure, and other facilities.

•	The current state of exploration of the property.

•	The total costs incurred to date and all planned future costs.

Ronald E. Alper, Esq.
United States Securities and Exchange Commission

Response:

The Company respectfully submits to the Staff that although it believes this property has the potential to host precious minerals, the Company is in the process of determining whether there is a potential for commercially exploitable reserves of gold and silver or other metals. The Plomosa Property has been recently acquired and no exploration costs have been incurred to date. Additionally, there has been no work completed, plant, equipment, infrastructure or other facilities. No exploration costs have been incurred to date on the Plomosa Property. The only expenses to date are in connection with Mr. Beebe's visit carried out during the fiscal year January 31, 2013. Significant future expenditures will be required for exploration if the Company determines there is a potential for commercially exploitable reserves of gold and silver or other metals.

Further, the Company respectfully directs the Staff to Page 14 of the Form 10-K, specifically:

"We anticipate that we will incur over the next twelve months:

$235,000 in connection with acquisition and exploration of mineral properties, which includes $20,000 for option payments and $100,000 for exploration payments due under the Plomosa Mountain Property , as well as $115,000 for additional acquisition and exploration."

Comment:

•	The source of power and water that can be utilized at the property.

Response:

The Company respectfully submits to the Staff that the Plomosa Property has been recently acquired and is in the process of determining whether there is a potential for commercially exploitable reserves of gold and silver or other metals, and there is currently no source of power and water. Power would be from diesel-powered generators. Water is not potable but is plentiful for drilling, mining and milling purposes.

Comment:

•	If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

Response:

The Company respectfully submits to the Staff that the Plomosa Property is currently without known reserves. Any proposed work program is exploratory in nature.

Ronald E. Alper, Esq.
United States Securities and Exchange Commission

Comment:

7. On a related point, it appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points:

•	Disclose a brief geological justification for each of the exploration projects written in non-technical language.

•
Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

•	If there is a phased program planned, briefly outline all phases.

•	If there are no current detailed plans to conduct exploration on the property, disclose this prominently.

Response:

The Company respectfully submits to the Staff that the Plomosa Property has been recently acquired and there are currently no detailed plans to conduct exploration. The Company is in the process of determining whether there is a potential for commercially exploitable reserves of gold and silver or other metals.

Comment:

•	Disclose how the exploration program will be funded.

Response:

The Company respectfully directs the Staff's attention to Page 13 of the Form 10-K as further outlined below.

"We shall require additional funding and we anticipate that such funding will be in the form of equity financing from the sale of our common stock."

Comment:

•	Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

Response:

The Company respectfully submits that the Plomosa Property has been recently acquired and therefore we are not at the stage to discuss any proposed exploration work. We are currently in the process of determining whether there is a potential for commercially exploitable reserves of gold and silver or other metals.

Ronald E. Alper, Esq.
United States Securities and Exchange Commission

Comment:

8.   We recommend that a brief description of the QA/QC protocols be provided to inform investors regarding sample preparation, controls, custody, assay precision and accuracy as it relates to your exploration plans. This would apply to exploration and operational analytical procedures.

Response:

The Company respectfully submits that the Plomosa Property has been recently acquired and therefore we are not at the stage to discuss QA/QC protocols. We are currently in the process of determining whether there is a potential for commercially exploitable reserves of gold and silver or other metals.

Comment:

9.   We note you are subject to permitting requirements of the Bureau of Land Management (BLM) and/or Forest Service in addition to State Environmental requirements. Please revise your filing and provide a short summary of the permits and/or operational plans required to perform exploration and/or mining activities on your properties and discuss in greater detail the government and environmental regulations to which you are subject. Please fully discuss the permitting, bonding, and reclamation requirements for each phase of your exploration work including the specific permits and associated fees. In your discussion, include the specific permits that your company has obtained or will obtain to perform each phase of you exploration program. Describe the effect of existing or probable governmental regulations on your business. See Item 101(h) (4) (viii), (ix) and (xi) of Regulation S-K.

Response:

The Company respectfully directs the Staff's attention to Page 10 of the Form 10-K, specifically:

"We are required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the exploration of minerals in the United States. The federal government and various state and local governments have adopted laws and regulations regarding the protection of natural resources, human health and the environment. We will be required to conduct all exploration activities in accordance with all applicable laws and regulations. These may include requiring working permits for any exploration work that results in physical disturbances to the land and locating claims, posting claims and reporting work performed on the mineral claims. The laws and regulations may tell us how and where we can explore for natural resources, as well as environmental matters relating to exploration and development. Because these laws and regulations change frequently, the costs of compliance with existing and future environmental regulations cannot be predicted with certainty.

Any exploration or production on United States Federal land will have to comply with the Federal Land Management Planning Act which has the effect generally of protecting the environment. Any exploration or production on private property, whether owned or leased, will have to comply with the Endangered Species Act and the Clean Water Act. The costs of complying with environmental concerns under any of these acts vary on a case by case basis. In many instances, the cost can be prohibitive to develop. Environmental costs associated with a particular project must be factored into the overall cost evaluation of whether to proceed with the project.

Ronald E. Alper, Esq.
United States Securities and Exchange Commission

There are no costs to us at the present time in connection with compliance with environmental laws other than the reclamation bonding requirements of the Bureau of Land Management. However since we do anticipate engaging in natural resource exploration, these costs could occur at any time. Costs could extend into the millions of dollars for which we could be liable. In the event of liability, we would be entitled to contribution from other owners so that our percentage share of a particular project would be the percentage share of our liability on that project. However, other owners may not be willing or able to share in the cost of the liability. Even if liability is limited to our percentage share, a significant liability could severely impact our assets and resources."

Comment:

Reclamation Deposits, page 25

10.   We note you were granted several exploration permits by the State of Nevada. Please update you filing and disclose the status of your exploration reclamation deposits after you terminated your Nevada exploration options in 2011.

Response:

The Company respectfully submits the Nevada properties have been released and has applied for the reclamation deposits. As of January 31, 2013, none had been received.

Comment:

Signatures

11.   Please confirm that future Form 10-K reports will include the titles of the positions of principal financial officer and principal accounting officer following the signature(s) of the person(s) signing in those capacities. Further, please confirm that future Form 10-Q reports will include the title of principal financial officer or chief accounting officer under the signature of the person signing in that capacity.

Response:

The Company respectfully acknowledges that future Form 10-K reports will include the titles of the positions of principal financial officer and principal accounting officer following the signature(s) of the person(s) signing in those capacities and will further include the title of principal financial officer or chief accounting officer under the signature of the person signing in that capacity.

Ronald E. Alper, Esq.
United States Securities and Exchange Commission

Closing Comments

Goldfields International Inc. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

    /s/

William E. Cooper